SDC INTERNATIONAL, INC.

                               FINANCIAL STATEMENTS

                                  August 31, 1996

                               SDC INTERNATIONAL, INC.
                           INDEX TO FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED AUGUST 31, 1996 AND 1995






                                                                        Page
                                                                        number

Independent auditors' report                                             F-1

Balance sheet                                                            F-2

Statements of operations                                                 F-3

Statement of stockholders equity                                         F-4

Statements of cash flows                                                 F-5

Notes to financial statements                                        F-6 - F-14

                            INDEPENDENT AUDITOR'S REPORT




To the Board of Directors and Stockholders of SDC International, Inc.

We have audited the accompanying balance sheet of SDC International, Inc. (the "Company") as of August 31, 1996 and the related statements of operations, stockholders' equity and cash flows for the years ended August 31, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 1996, and the results of its operations and cash flows for the years ended August 31, 1996 and 1995 in conformity with generally accepted accounting principles.




Scarano & Lipton, P.C.
Mitchel Field, New York
January 3, 1997

                                SDC INTERNATIONAL, INC.
                                     BALANCE SHEET
                                    AUGUST 31, 1996



       ASSETS

Current assets:
   Cash - restricted                                         $         80,932
   Inventory                                                           31,310
   Notes receivables - stockholder and related parties                 62,985
   Prepaid expenses                                                     6,584
       Total current assets                                           181,811

Machinery and equipment, net                                        4,204,581
Exclusive agency rights, net                                          166,237
Customer list, net                                                    253,125
Other assets                                                           29,464

   Total assets                                              $      4,835,218


       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                          $          3,711
   Accrued expenses                                                    79,467
   Due to stockholders                                                111,302
   Total current liabilities                                          194,480

Commitments and contingencies (Note 10)                                    -
Stockholders' equity:
   Common stock $.001 par value, authorized 10,000,000 shares,
    issued and outstanding 2,198,265                                    2,198
   Additional paid-in capital                                       5,845,016
   Accumulated deficit                                             (1,206,476)
       Total stockholders' equity                                   4,640,738

Total liabilities and stockholders' equity                   $      4,835,218






                        See accompanying notes to financial statements.

                                    SDC INTERNATIONAL, INC.
                                    STATEMENTS OF OPERATIONS
                                 FOR THE YEARS ENDED AUGUST 31,



                                                               1996                1995

Sales                                                          $        45,456     $        537,280

Cost of goods sold                                                      36,142              395,638

Gross profit                                                             9,314              141,642

Expenses:
   Selling, general and administrative expenses                        349,860              189,227
   Depreciation and amortization                                       431,443               16,734
   Management fees                                                      72,000               60,000
   Issuance of common stock as consideration
    for consulting services (Note 8a)                                   21,081              225,000
   Total expenses                                                      874,384              490,961

Loss from operations before other income and provision
 for income taxes                                                     (865,070)            (349,319)

Other income:
   Interest income                                                       4,913                3,000

Loss before provision for income taxes                                (860,157)            (346,319)

Provision for income taxes                                                  -                    -

Net loss                                                       $      (860,157)    $       (346,319)

Primary loss per share:
   Loss from operations before other income and provision
    for income taxes                                           $          (.42)    $           (.21)
   Provision for income taxes                                  $                   $             -
   Net loss                                                    $          (.42)    $           (.21)

Weighted average number of shares outstanding                        2,059,639            1,653,775



                            See accompanying notes to financial statements

                                       SDC INTERNATIONAL, INC.
                                STATEMENT OF STOCKHOLDERS' EQUITY
                          FOR THE YEARS ENDED AUGUST 31, 1996 AND 1995


                                                                           Additional                         Total
                                                     Common Stock           paid-in        Accumulated     Stockholders'
                                                   Shares       Amount      capital         Deficit           Equity

Balances at September 1, 1994                          -        $     -      $   -         $      -        $       -

Issuance of common stock upon initial
 capitalization of Company and
 contribution of machinery and equipment           1,348,350       1,348      4,468,616           -          4,469,964

Issuance of common stock
 as consideration for purchase of exclusive
 agency rights                                        51,650          52         64,511           -             64,563

Issuance of common stock in connection with
 private placement memorandum, net of offering
 costs of $71,848                                    172,700         173        359,729           -            359,902

Issuance of common stock as consideration for
 consulting services                                 180,000         180        224,820           -            225,000

Net loss for the year ended August 31, 1995               -            -             -          (346,319)     (346,319)

Balances at August 31, 1995                        1,752,700       1,753      5,117,676         (346,319)    4,773,110

Issuance of common stock in connection with
 private placement memorandum, net of offering
 costs of $177,546                                   278,700         278        518,926            -           519,204

Issuance of common stock in connection
 with acquisition of customer list                   150,000         150        187,350            -           187,500

Issuance of common stock as consideration for
 consulting services                                  16,865          17         21,064            -            21,081

Net loss for the year ended August 31, 1996                                                     (860,157)     (860,157)

Balances at August 31, 1996                        2,198,265   $   2,198      5,845,016      $(1,206,476)  $ 4,640,738


                           See accompanying notes to financial statements.

                                              SDC INTERNATIONAL, INC.
                                             STATEMENTS OF CASH FLOWS
                                            FOR YEARS ENDED AUGUST 31,


                                                                        1996                1995
Cash flows from operating activities:
   Net loss                                                             $      (860,157)    $       (346,319)
 Adjustments to reconcile net loss to net
    cash used for operating activities:
   Depreciation and amortization                                                431,443               16,734
   Common stock issued as consideration for services                             21,081              225,000
   Bad debt expense                                                              12,500                  -
   Changes in operating assets and liabilities:
       Decrease (increase) in accounts receivable                               537,280             (537,280)
       Decrease (increase) in inventories                                       (31,310)                 -
       Decrease (increase) in other receivables                                    (500)                 -
       Increase in cash deposits, restricted                                    (80,432)                 -
       Decrease (increase) in prepaid expense                                      (184)              (6,400)
       Increase (decrease) in accounts payable                                 (373,189)             376,900
       Increase in accrued expenses                                              46,170               51,549
        Net cash used for operating activities                                 (297,298)            (219,816)

Cash flows from investing activities:
   Advances to related parties                                                       -                (12,500)
   Loans to related parties                                                          -                (77,000)
   Repayment of loans to related parties                                         14,015                   -
   Acquisition of exclusive agency rights                                      (150,000)                  -
   Acquisition of customer list                                                (150,000)                  -
   Purchase of machinery and equipment                                          (43,353)                  -
   Other assets acquired                                                             -               (37,105)
        Net cash used for investing activities                                 (329,338)            (126,605)

Cash flows from financing activities:
   Proceeds from related party                                                   92,950               36,196
   Proceeds from private placement memorandum                                   696,750              431,750
   Costs associated with private placement memorandum                          (177,546)             (71,848)
   Repayment of loans from related party                                        (35,195)                 -
        Net cash provided by financing activities                               576,959              396,098

Net (decrease) increase in cash                                                 (49,677)              49,677

Cash at beginning of period                                                      49,677                  -
Cash at end of period                                                     $        -       $         49,677

Supplemental disclosure of non-cash financing activities:

   Issuance of 51,650 shares of common stock for consideration
       of exclusive agency rights                                         $       -        $         64,563

   Issuance of 448,350 shares of common stock in
       connection with contribution of machinery and equipment            $       -        $      4,469,064

   Issuance of 150,000 shares of common stock for
       acquisition of customer list                                       $     187,500    $             -


                              See accompanying notes to financial statements.

                              SDC INTERNATIONAL, INC.
                           NOTES TO FINANCIAL STATEMENTS
                     FOR THE YEARS ENDED AUGUST 31, 1996 AND 1995


NOTE 1     -    ORGANIZATION

                SDC International, Inc. ("the Company") was incorporated in the state of Delaware on June 30, 1994 for the purpose of developing and marketing an exclusive agency agreement acquired from Diesel, a.s. (formerly known as Skoda Diesel, a.s.) ("Skoda") to sell a broad range of Skoda's products which are primarily comprised of piston combustion diesel engines whose applications include locomotive and stationary engines for the generation and co-generation of electric power.

                In September 1994, the Company issued 1,400,000 shares of its common stock to its three founding stockholders. Of the total 1,400,000 shares issued, 500,000 and 400,000 shares were issued to WCG Holding, Inc. (formerly know as Worth Capital Group, ("Worth"), Double Seal Ring Company ("Double"), respectively, as founding stockholders, and 448,350 shares were issued to Skoda as consideration for the contribution of machinery and equipment. The machinery and equipment is located in the Czech Republic. Also during September 1994, 51,650 shares were issued to Skoda in connection with the purchase of the exclusive agency rights. (See Notes 8a and 8b for additional information).

                Skoda, one of the founding stockholders of the Company was formed in Czechoslovakia in the year 1899 and manufactures heavy equipment and diesel engines.

                The Company's President is also a 50% shareholder of Worth.


NOTE 2     -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          a)    Inventory

                Inventory is valued at the lower of cost or market on a specific identification basis. Inventory consists primarily of sample generators which are sold as a component of the Company's products.

           b)   Machinery and equipment

                Machinery and equipment are recorded at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets which is as follows:

                       Machinery and equipment       5-15 years
                       Computer software             3 years
                       Computers                     5 years

                Maintenance and repairs are charged to expense as incurred (See Note 4).

                                 SDC INTERNATIONAL, INC.
                              NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEARS ENDED AUGUST 31, 1996 AND 1995


NOTE 2     -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

           c)   Exclusive agency rights

                Exclusive agency rights relate to agency rights acquired from Skoda. The Company intends to market Skoda's products throughout China, South Korea, North, South and Central America on an exclusive basis with the exception of Peru. Such rights are being amortized on a monthly basis over an estimated useful life of five years. (See Note 5 for additional information).

          d)    Customer list

                Customer list include payments and issuance of stock for the acquisition of certain assets comprising of supplier lists and customer lists. The customer list is being amortized on a monthly basis over its estimated useful life of three years.

           e)   Income taxes

                The Company accounts for income taxes in accordance with statement of financial accounting standards No. 109 "Accounting for Income Taxes" which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the respective periods taxable income for Federal and State income tax reporting purposes.

           f)   Statements of cash flows

                For purposes of the statements of cash flows, the Company considers all highly liquid accounts with an original maturity of three months or less as cash equivalents.

           g)   Net loss per share

                In calculating primary loss per share, the Company uses the weighted average number of common stock outstanding during the respective periods.

          h)    Use of estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

          i)    Fair value disclosure as of August 31, 1996

                The carrying value of cash, inventory, notes receivable, accounts payable and accrued expenses are a reasonable estimate of their fair value.

                            SDC INTERNATIONAL, INC.
                         NOTES TO FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED AUGUST 31, 1996 AND 1995


NOTE 2     -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

           j)   Revenue recognition

                Sales are recognized when products are shipped.

NOTE 3     -    NOTES RECEIVABLE - STOCKHOLDER AND RELATED PARTIES

                From February 1995 to August 1995, the Company made various loans to a stockholder and to entities whereby such stockholder is an Officer and/or Director with the following terms:

                i)  Secured demand note of $40,000 to an entity
                    dated February 1995, bearing interest at 10%
                    per annum.  The note is secured by 60,000
                    shares of the debtor's common stock and is
                    due on or before February 8, 1996.  The
                    balance includes $6,578 of accrued Interest.     $   28,985

                ii) Unsecured demand note of $24,000 to an
                    entity dated April 1995.  The note bears
                    interest at 10% per annum and is due on
                    February 28, 1996.                                   24,000

                iii)Unsecured demand note of $10,000 to a
                    stockholder.  The note is non-interest
                    bearing and is due on demand.                        10,000

                Such loans were fully repaid during October 1996.
                                                                     $   62,985

NOTE 4     -    MACHINERY AND EQUIPMENT

                Machinery and equipment at August 31, 1996 consisted of the following:

                       Production machinery               $    1,571,362
                       Production equipment                    1,465,372
                       Tools and Fixtures                      1,444,757
                       Other                                      30,926
                                                               4,512,417
                       Less:  Accumulated depreciation          (307,836)
                                                          $    4,204,581

                During September 1994, pursuant to the founding stockholder's agreement, Skoda, contributed machinery and equipment with an appraised value of $4,469,064 in exchange for 448,350 shares of the Company's common stock. As a result, the Company increased additional paid-in capital by $4,468,616 which represents the excess of the appraised value of the machinery and equipment over the par value of the common stock.

                               SDC INTERNATIONAL, INC.
                           NOTES TO FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED AUGUST 31, 1996 AND 1995

NOTE 5     -    EXCLUSIVE AGENCY RIGHTS, NET

                On April 21, 1994, one of the founding stockholders executed an exclusive agency representation letter agreement as agent of the Company with Skoda pursuant to which the Company was appointed as Skoda's exclusive sales agent in North, South and Central America with the exception of the country of Peru. In connection with this agreement, the Company is obligated to furnish Skoda with all inquiries from potential purchasers and may not execute any contracts or other agreements on Skoda's behalf without its written consent. Skoda must provide the Company with all information and materials normally associated with the sales effort, including catalogues, product literature and descriptions, price lists and the technical expertise and consultation of its staff, if necessary.

                In order for the Company to maintain its exclusivity, it must generate annual gross sales within the territory of at least $15,000,000 at the close of the sixth year (originally, the fifth year) after the execution of the agreement. Such agreement was extended for an additional year until April 2000. As consideration for the purchase of these exclusive agency rights, the Company issued 51,650 shares of it's common stock to Skoda. Such stock has been assigned a value of 50% of the private offering per share price of $2.50. Accordingly, the Company has valued such exclusive agency rights at $64,563 (51,650 x $1.25) which will be amortized on a monthly basis over five (5) years. As a result, for the years ended August 31, 1996 and 1995, the Company recorded amortization expense of $12,912 for each year and additional paid-in capital was increased by $64,511 as of August 31, 1995, which represents the excess of the assigned value of the rights over par.

                In October 1995 the Company purchased the exclusive rights to market and sell Skoda Diesel products into the countries of China and South Korea based upon the following terms:

                South Korea

                i) During the year 1997, sales to South Korea must be in the amount of at least $2,400,000.

                ii) During the year 1998, sales to South Korea must be in the amount of at least $3,600,000.

                iii) Each year thereafter, sales to South Korea must be in the amount of at least $5,000,000.

                The Company paid Skoda a one-time fee of $50,000 for the acquisition of such exclusive rights.

                China

                i) During the year 1997, sales to China must be in the amount of at least US $3,000,000.

                                SDC INTERNATIONAL, INC.
                            NOTES TO FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED AUGUST 31, 1996 AND 1995

NOTE 5     -    EXCLUSIVE AGENCY RIGHTS, NET (Cont'd)

                China (Cont'd)

                ii) During the year 1998, sales to China must be in the amount of at least US $4,500,000.

                iii)During the year 1999, sales to China must be in the amount of at least US $6,000,000.

                The Company paid Skoda a one-time fee of $100,000 for the acquisition of such exclusive rights.

                The newly acquired agency rights from China and Korea will be amortized on a monthly basis over (5) years. For the year ended August 31, 1996 the company has recorded $22,500 in amortization expense.

NOTE 6     -    ACCRUED EXPENSES

                Accrued expenses consisted of the following at August 31, 1996:


                       Management fees                      $ 35,354
                       Professional fees                      44,113
                                                            $ 79,467

                Included in accrued expenses at August 31, 1996 is $35,354 of fees which is owed to the Company's President.

NOTE 7     -    INCOME TAXES

                The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the financial and tax basis of assets and liabilities. The deferred tax assets and liabilities represent the future tax return consequences of these temporary differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

                                 SDC INTERNATIONAL, INC.
                              NOTES TO FINANCIAL STATEMENTS
                       FOR THE YEARS ENDED AUGUST 31, 1996 AND 1995

NOTE 7     -    INCOME TAXES (Cont'd)

                At August 31, 1996, the company has net operating loss carryforwards for tax purposes of $1,896,195 expiring in the years 2009 and 2010. These carryforwards result in a deferred tax asset at August 31, 1996 of $701,592 computed using a combined Federal and State corporate tax rate of approximately 37% after accounting for the state income tax benefit. The Company also has a deferred tax liability of $255,939 resulting from the difference between book and tax differential in deprecation and amortization.
                Accordingly, the net deferred tax asset at August 31, 1996 is $445,653.

                At August 31, 1996, a 100% valuation allowance, in the amount of $445,653 has been recorded against the net deferred tax asset since management could not determine that it was "more likely than not" that the benefits of the deferred tax asset would be realized.


NOTE 8     -    STOCKHOLDERS' EQUITY

           a) Issuance of common stock for contribution of machinery and equipment

                During September 1994, pursuant to the founding stockholder's agreement, Skoda simultaneously contributed machinery and equipment with an appraised value of $4,469,064 in exchange for 448,350 shares of the Company's common stock. As a result, the Company increased additional paid-in capital by $4,468,616 which represents the excess of the assigned value of the machinery and equipment over the par value of the common stock.

           b)   Issuance of common stock for exclusive agency rights

                During September 1994, the Company issued 51,650 shares of its $.001 par value common stock to one of its founding stockholders, Skoda, as consideration for the Company obtaining the rights to act as an exclusive sales agent in North, South and Central America except for Peru. Such shares were assigned a value of 50% (fifty percent) of the private offering share price of $2.50 per share. Accordingly, the Company valued such rights at $64,563 (51,650 x $1.25) which are being amortized on a monthly basis over five (5) years. As a result, for the year ended August 31, 1996 and 1995, the Company recorded amortization expense of $12,912 for each year and additional paid in capital was increased by $64,511 at August 31, 1995, which represents the excess of the assigned value of the related stock issued over par.

                                SDC INTERNATIONAL, INC.
                             NOTES TO FINANCIAL STATEMENTS
                       FOR THE YEARS ENDED AUGUST 31, 1996 AND 1995

NOTE 8     -    STOCKHOLDERS' EQUITY (Cont')

           c)   Confidential private placement memorandum

                On June 1, 1995, the Company commenced and privately offered, pursuant to Rule 504 Regulation D on a best efforts basis, no more than 400,000 shares in a twelve month period of its $.001 par value common stock at $2.50 per share before deducting discounts, commissions and non-accountable
                expenses.   These expenses aggregate up to 13% of the gross
                offering price which is payable by the Company to members of the National Association of Securities Dealers, Inc. ("NASD"), financial advisors, purchaser representatives, and individuals legally entitled to receive such commissions. During the fifteen months ended August 31, 1996, the Company sold an aggregate of 451,400 shares.


                In addition to the above, the Company authorized the issuance of 40,000 common stock purchase warrants to be sold to NASD members who may offer and sell the Company's shares. Each warrant will entitle the register holder to purchase one (1) share of common stock at $3.00 per share subject to adjustment for a period of three (3) years beginning April 1, 1996. As of August 31, 1996 no warrants have been issued.

           d)   Issuance of common stock for consulting services

                During the years ended August 31, 1996 and 1995, in conjunction with services provided to the Company, 16,865 and 180,000 shares of common stock were issued to various parties, as consideration for consulting services rendered. At the time of issuance, the stock was being privately offered at $2.50 per share pursuant to the Company's private placement memorandum. Such shares have been recorded at an assigned value equal to fifty percent (50%) of the private offering of $2.50 per share.

          e)    Issuance of common stock for acquisition of customer list

                Pursuant to a purchase agreement dated December 2, 1995 between the Company and an unrelated party, the Company acquired certain assets comprising of supplier and customer lists. As consideration for such assets, the Company paid $150,000 and issued 150,000 shares of its $.001 par value common stock.
                Such stock has been assigned a value of 50% of the private offering per share price of $2.50. Accordingly, the Company valued such assets at a total of $337,500 comprising of $150,000 in cash and $187,500 of common stock. Management has elected to amortize such assets over the life of the non-competition agreement of three years. Accordingly, for the year ended August 31, 1996, the Company recorded amortization expense amounting to $84,375.

                              SDC INTERNATIONAL, INC.
                            NOTES TO FINANCIAL STATEMENTS
                     FOR THE YEARS ENDED AUGUST 31, 1996 AND 1995


NOTE 9     -    RELATED PARTY TRANSACTIONS

           a)   Notes receivables - Stockholder and related parties

                From February 1995 to August 1995, the Company made loans at various terms (See Note 3 for additional information) to a stockholder and other entities of which such stockholder is also an officer. The balance due on these loans as of August 31, 1996 were $62,985. Such notes were paid in full during October 1996.

           b)   Acquisition of machinery and equipment

                During September 1994, pursuant to the Company's founding stockholder's agreement, Skoda contributed machinery and equipment with an appraised value of $4,469,064 in exchange for 448,350 shares of the Company's common stock.

           c)   Acquisition of exclusive agency rights

                On April 21, 1994, the Company executed an exclusive agency agreement with one of its founding stockholders, Skoda, pursuant to which the Company obtained the right to act as Skoda's exclusive sales agent in North, South and Central America with the exception of the country of Peru. In consideration for the purchase of these rights, the Company issued 51,650 shares of it's common stock to Skoda. (See
                Note 5 for further information).

                In October 1995, the Company purchased the exclusive rights to market and sell Skoda Diesel products into the countries of China and South Korea. In consideration for these rights the Company paid Skoda $150,000. (See Note 5 for further information).

          d)    Accrued expenses

                Included in accrued expenses at August 31, 1996 is $35,354 of management fees which are owed to the Company's President.

          e)    Due to stockholders

                As of August 31, 1996, of the total due to stockholders amounting to $111,302, $93,050 represents advances made by the company's President. The remaining balance amounting to $18,252 represents the balance owed to Worth for the acquisition of customer list. Such advances are not interest bearing and are due on demands. The Company's President is a 50% shareholder of Worth.

          f)    Management fees

                For the years ended August 31, 1996 and 1995 the Company recorded $72,000 and $60,000 respectively for management fees to the Company's President.

NOTE 9     -    RELATED PARTY TRANSACTIONS (Cont'd)

          g)    Lease agreement

                The Company leases its administrative offices and warehouse space from Worth. (See Note 10a for further information).

NOTE 10    -    COMMITMENTS AND CONTINGENCIES

          a)    Lease agreement

                The Company leases its administrative office pursuant to signed lease agreement commencing July 1, 1995 and expiring on June 30, 1997. Such leases require monthly payments of $3,500. Prior to July 1, 1995 the Company maintained its administrative office on a month to month basis, free of charge at the office of Worth. Worth is an entity of which the President of the Company is also a 50% stockholder. Under such lease agreement, the Company is required to make future lease payments amounting to $35,000.

                Included in general and administrative expenses is rent expense which amounted to $55,784 (which included approximately $13,784 of additional rent for facilities the Company leases in Forth Worth, Texas on a month to month basis) and $7,000 for the years ended August 31, 1996 and 1995.

          b)    Significant customers and vendors

                i) For the year ended August 31, 1995, the Company had one sale made during August, 1995 to an unrelated customer which accounted for 100% of the total sales.

                ii)For the years ended August 31, 1996 and 1995, the Company purchased 100% of its cost of goods sold from two of its founding stockholders, Skoda and Double.

          c)    Concentration of credit risk

                Due to its current limited sales, the Company has a high concentration of credit risk until such transactions are completed. The Company is actively seeking sales outside of the United States. If such sales occur, the revenue and subsequent collections will be subject to the fluctuations such sales generate, both from currency and political changes. The Company's machinery and equipment is located in the Czech Republic. The Company's primary source of inventory is currently Skoda and as such, it is subject to Skoda's risks of business and its continued financial health, as well as the risks associated with foreign businesses, both from currency and political changes.

          d)    Management agreement

                On December 15, 1995 the Company and Worth entered into a management agreement with an individual in Eastern Europe for a period of three years. Pursuant to such agreement, the individual shall devote such time, attention and efforts to management services as may be reasonably required by the Company and Worth. The Company and Worth will compensate such individual an amount equal to twenty-five percent (25%) of the gross profit from sales made by the Company in Eastern Europe. Such payments are payable monthly after the collection of receivables from such sales.

                                SDC INTERNATIONAL, INC.
                             NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEARS ENDED AUGUST 31, 1996 AND 1995


NOTE 10    -    COMMITMENTS AND CONTINGENCIES (Cont'd)

          e)    Finder's fee agreement

                On May 20, 1996, the Company entered into a finder's fee agreement with Prime Charter, Ltd ("Prime") for a period of ten years, renewable for additional five year periods.
                Pursuant to such agreement, any sales to entities introduced to the Company by Prime shall result in a finder's fee to Prime of two percent (2%) of the gross sales price or ten percent (10%) of the adjusted gross profit resulting from the sales. Such payments are due 45 days after each quarter-annual calendar period.

NOTE 11    -    SUBSEQUENT EVENTS

          a)    Letter's of intent

                (i) The Company entered into a Letter of Intent dated August 23, 1996 with Krizik, a.s. ("Krizik"), a Company organized and registered in the Slovak Republic, to form a subsidiary to market, finance and sell Krizik's products (meters and related products) effective January 1, 1997.

                (ii) The Company has entered in to a Letter of Intent dated
                     December 3, 1996 with Golden Grove Business, Inc. ("GGB") to merge GGB, and its operations as the authorized agent for Tantra, a.s. in Central and South America, and the Caribbean, into the Company.